FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  September 2008

UNILEVER PLC

(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                        UNILEVER PLC

                                                                                                                       /S/ S H M A Dumoulin
                                                                                                                       By  S H M A Dumoulin
                                                                                                                       Secretary

Date: 4 September, 2008

                                              EXHIBIT INDEX
                                              -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION
99                                          Notice to London Stock Exchange dated 4 September, 2008
                                              Unilever CEO Succession

Exhibit 99

Unilever CEO Succession

Unilever today announces that Patrick Cescau, Group Chief Executive, will retire from Unilever at the end of the year. He has served the business for 35 years and has led Unilever for the last four, initially as Chairman and then as the company's first Group Chief Executive.

The Board intends to appoint Paul Polman, 52, currently Executive Vice President and
Zone Director for the Americas
 at Nestlé SA, as Group Chief Executive to succeed Patrick Cescau.

Mr Polman will be proposed for appointment to the Board at Extraordinary General Meetings to be convened during the autumn. He will take over as Group Chief Executive following an orderly transition.

Michael Treschow, Chairman of Unilever said: "Patrick has had an outstanding career. We are greatly in his debt for the transformation he has brought about over the last four years. The performance of the business has improved markedly under his leadership. Liked and admired in equal measure, Patrick leaves a substantial record on which to build.

"At the same time, we are very pleased to welcome Paul Polman. He is a great talent with significant international experience and an excellent track record. He has all the attributes necessary to build on Patrick's achievements. We are delighted that he has agreed to join the business and to lead Unilever into the next stage of its development".

Patrick Cescau said: "Four years ago we set out to transform Unilever and to get the business back on track. I believe that phase of work is largely complete, so now is exactly the right time to pass on the baton.

"It has been an extraordinary privilege to lead such a great business. I leave with a real sense of pride in what has been achieved, but also great confidence in the company's ability to pursue the opportunities that lie ahead".

- Ends -

Notes

Patrick Cescau was born on September 27
th
, 1948. He joined Unilever in 1973 and was elected to the Board as Finance Director in 1999. He subsequently served as Foods Director and was appointed Chairman of Unilever PLC and Vice Chairman of
Unilever

NV
 in 2004.

He became the company's first ever Group Chief Executive on the creation of that office in April 2005.

Paul Polman joined Nestlé in 2006 as Chief Financial Officer. Prior to that he had a 26 year career in Procter & Gamble, culminating as Group
President,
Europe
 - a position he held from 2001 - 2005.

CAUTIONARY
 STATEMENT:

This announcement may contain forward-looking statements, including

'forward-looking

statements' within the meaning of the United States Private

Securities Litigation Reform Act of 1995. Words such as 'expects',

'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to

2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities,
physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative,

fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards.

Further details of potential risks and uncertainties affecting the

Group are described in the Group's filings with the London Stock Exchange,

Euronext Amsterdam and the US Securities and Exchange Commission, including the

Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.